Exhibit 99.1

Intchains Group Limited Provides Staking Activities Update; Advances Strategic Transformation with AI-Enabled Operating Model to Enhance Efficiency and Productivity

Singapore – April 17, 2026 - Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a company focuses on the development of altcoin mining products, the strategic acquisition, holding, and staking of Ethereum-based cryptocurrencies, and the delivery of Web3 infrastructure services through the operation of a Proof-of-Stake cryptocurrency staking platform, today provided an update on its Ethereum (“ETH”) staking activities, and announced the advancement of its strategic transformation through the adoption of an AI-enabled operating model.

Accelerating ETH Staking: Over 8,000 ETH Actively Staked on FalconX and Goldshell Stake

Since mid-2025, Intchains has initiated ETH staking activities to generate incremental returns from idle treasury assets. In 2026, Intchains continued to accelerate ETH staking, by progressively staking the bulk of its ETH treasury holdings.

As of April 16, 2026, Intchains had staked a total of 8,040 ETH owned by the Company. Of this amount, 1,000 has been staked on the FalconX platform, 7,040 ETH on its proprietary Goldshell Stake platform. In addition, 1,363 ETH has been staked on its proprietary Goldshell Stake by third parties. By utilizing a multi-platform staking strategy, Intchains enhances diversification across its ETH holdings, aiming to maximize returns while effectively mitigating risk.

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “Our ETH strategy is long-term, value-based and sustainable. With a leading ETH treasury holding position, we are proactively taking steps to unlock the potential value of these digital assets by increasing staking activities to drive incremental returns. As we continue to accumulate ETH through a prudent and opportunistic approach, we believe our multi-platform, risk-adjusted staking strategy will create additional revenue opportunities for us.”

Strategic Transformation with AI-Enabled Operating Model

Intchains’ new AI initiative is designed to position the Company for its next phase of development through a fundamental redesign of workflows, operating processes, and organizational structure. At the core of this transformation is a deliberate shift toward an AI-enabled operating model. Intchains is actively integrating advanced automation and intelligent tools across key functions to redesign how work is performed, streamlining processes, reducing friction in execution, and enabling faster, data-driven decision-making.

Key areas where AI-enabled tools and automation have been deployed include:

-	Chip & Product R&D
-	Sales and marketing efforts
-	Overall business operations

As part of this broader initiative, the Company has also implemented cost-management measures aimed at optimizing headcount and establishing a leaner, more efficient cost structure. Following the divestiture of non-core activities completed late last year, Intchains has already reduced its total headcount by approximately 20% as compared to headcount at the start of 2026, reflecting an initial phase of organizational simplification and increased strategic focus.

As these initiatives scale, the Company currently expects to further streamline its organizational structure, targeting an aggregate reduction in its total workforce of approximately 35% as compared to the level at the start of 2026, driven not only by structural efficiencies but also by the replacement of manual, repetitive workflows with technology-enabled solutions. The Company estimates that these efforts will translate into annualized labor cost savings of over approximately RMB20 million, subject to final validation and implementation timing.

Commenting on the Company’s AI strategy, Mr. Qiang Ding continued, “We are at a defining inflection point, not just resizing our business, but reinventing it. By embedding AI and automation, we are establishing a more efficient, agile, and intelligent organization. Focusing on core mining technologies, advancing our Ethereum strategy, strengthening operational discipline and R&D focus, allows us to sharpen execution, enhance operating cost management, and improve efficiencies across the organization. This transformation creates a leaner structure, supports sustainable margin expansion, and positions us to adapt, execute, and innovate through 2026 and beyond. As we continue to invest in R&D, supported by AI-powered insights, we expect to launch new mining products in the second half of 2026 (subject to market conditions and development progress), and are well positioned to seize market opportunities as they arise.”

Strategic Direction

Looking ahead, Intchains will continue to expand the application of AI-driven tools across its operations, with a focus on standardization, scalability, and continuous improvement. The Company believes that a leaner organizational structure, combined with technology-enabled execution, will enhance its long-term competitiveness and support sustainable value creation.

This transformation is expected to unfold progressively, with ongoing evaluation to ensure alignment between operational efficiency, business performance, and strategic priorities.

About Intchains Group Limited

Intchains Group Limited focuses on the development of altcoin mining products, the strategic acquisition, holding, and staking of Ethereum-based cryptocurrencies, and the delivery of Web3 infrastructure services through the operation of a Proof-of-Stake cryptocurrency staking platform. For more information, please visit the Company’s website at: https://intchains.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, financial condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (ix) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

The Equity Group

Lena Cati, Senior Vice President

212-836-9611 / lcati@theequitygroup.com

Alice Zhang, Associate

212-836-9610 / azhang@theequitygroup.com